UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           2,102,239*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:      2,102,239*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,102,239*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      10.8%*
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  14)  Type of Reporting Person (See Instructions):      IN
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* Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 2,102,239 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of June 14, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,102,239 Shares, or 10.8% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item  4  is  hereby   amended  by  adding  the  following   after  the
twenty-sixth paragraph thereof:

          On June 14, 2006, Mr. Ladd, on behalf of Laddcap, issued a press release announcing that the Company's stockholders have supported Laddcap's shareholder proposal recommending the Company's board retain a nationally recognized investment banking and/or merger advisory firm.

          A copy  of Mr. Ladd's June 14, 2006 press  release is attached to this
Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of June 14, 2006, Laddcap is the holder of 2,102,239 Shares. Mr. Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of June 14, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,102,239 Shares, or 10.8% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) since the date of event that required the filing by Mr. Ladd of Amendment No. 8 to the Schedule 13D with respect to the Company:


          Date           Quantity of Shares      Transaction     Price per Share
          ----           ------------------      -----------     ---------------

      June 9, 2006              4,000             purchase             $5.59
      June 9, 2006              1,400             purchase             $5.55
      June 9, 2006              5,300             purchase             $5.62
      June 9, 2006             16,000             purchase             $5.63
      June 9, 2006             15,000             purchase             $5.64
      June 13, 2006               500             purchase             $5.03
      June 13, 2006               500             purchase             $5.02
      June 13, 2006               500             purchase             $4.98
      June 13, 2006               796             purchase             $4.97
      June 13, 2006             1,600             purchase             $4.95
      June 13, 2006               700             purchase             $4.94
      June 13, 2006               500             purchase             $4.93
      June 13, 2006            19,104             purchase             $4.92
      June 13, 2006             2,100             purchase             $4.91
      June 13, 2006               500             purchase             $4.90
      June 13, 2006               200             purchase             $4.85

          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of event that required the filing by Mr. Ladd of Amendment No. 8 to the Schedule 13D with respect to the Company.


Item 7.   Materials to be filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended by adding the following after the second paragraph thereof:

          7.3  Press  Release  dated  June 14, 2006  by Mr. Ladd,  on  behalf of
Laddcap.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            June 14, 2006


                                            /s/ Robert Ladd
                                           -------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Associates LLC, the general  partner
                                            of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 7.3

PRESS RELEASE


LADDCAP VALUE PARTNERS LP ANNOUNCES DELCATH STOCKHOLDER'S OVERWHELMING SUPPORT FOR STOCKHOLDER PROPOSAL


NEW YORK, NY, June 14, 2006 -- Robert B. Ladd on behalf of Laddcap Value Partners LP announces that Delcath Systems, Inc.'s (Nasdaq: DCTH) stockholders have overwhelmingly supported Laddcap's stockholder proposal recommending that Delcath's board retain a nationally recognized investment banking and/or merger advisory firm.

Mr. Ladd comments that he is "extremely grateful for the significant support of Delcath's stockholders. Delcath's stockholders have spoken. My fellow stockholders and I look forward to Delcath's board engaging a nationally recognized investment banking firm so that we can collectively benefit from experienced independent advice."

Laddcap believes that Delcath has significant long-term potential and is excited to realize that potential with its fellow Delcath stockholders. Laddcap has been a Delcath stockholder since 2004 and is currently Delcath's largest stockholder, owning more than 2,000,000 shares, which represents over 10% of Delcath's outstanding stock.

Mr. Ladd further comments "the stockholder proposal does not compel the board to sell or merge Delcath now or at any time in the future. In contrast, approval of the stockholder proposal merely allows Delcath to be provided with knowledgeable advice from one of the many highly regarded investment banking firms with expertise in development stage public companies and/or the medical device industry. In our experience, the benefits of retaining such a firm will manifest itself in many ways, including more favorable capital raising opportunities, more visibility with research analysts, and increased visibility within the medical device industry."

Laddcap Value Partners LP is a private investment limited partnership founded in 2003 by Robert B. Ladd, CFA. Mr. Ladd serves as managing partner and president of Laddcap Value Advisors LLC, the partnership's general partner.


Contact:
Robert Ladd
Laddcap Value Partners LP
(212) 259-2070
rladd@laddcapvalue.com